FORUM FUNDS
SECRETARY’S CERTIFICATE

The undersigned, duly elected and acting Secretary of Forum Funds (the “Trust”), a Delaware statutory trust, certifies that the following are full, true and correct copies of certain resolutions approved by the Board of Trustees of the Trust on April 14, 2009, and that such resolutions have not been rescinded, amended or modified and on the date hereof are in full force and effect:

RESOLVED, that, taking into consideration all relevant factors with regard to the Trust’s proposed fidelity bond including, but not limited to, (i) the value of the  assets of the Trust to which any officer or employee may have access; (ii) the type and terms of the arrangements made for the custody and safekeeping of such assets, (iii) the nature of the securities in the Trust’s portfolio; that the fidelity bond issued by The Chubb Group (“Chubb”), in the amount of $2.5 million is adequate coverage for the Trust, be, and hereby is, approved; and be it further

RESOLVED, that the appropriate officers of the Trust be, and each hereby is, authorized and directed to prepare, execute and file such supplements to the fidelity bond and to pay all premiums and make such filings as may be necessary to maintain the current amount of fidelity bond coverage in accordance with the 1940 Act and the rules thereunder; and be it further

RESOLVED, that the proposed premium for the fidelity bond be, and hereby is, approved.

IN WITNESS WHEREOF, the undersigned has executed this certificate this 22nd day of July 2009.

/s/ Lina Bhatnagar
Lina Bhatnagar
Secretary